Exhibit 1

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cimatron Ltd.

We have audited the accompanying consolidated balance sheets of Cimatron Ltd. ("the Company") and its subsidiaries as of December 31, 2011 and 2010 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We didn't audit the financial statements of a subsidiary, which statements reflect total assets constituting 11% and 9% of consolidated total assets as of December 31, 2011 and 2010, respectively, and total revenues constituting 30%, 30% and 28% of consolidated revenues for the years ended December 31, 2011, 2010 and 2009 respectively.

Those statements were audited by other auditor, whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that subsidiary, is based solely on the report of the other auditor.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audits and report of the other auditor, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 26, 2012

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,
	Note	2 0 1 1	2 0 1 0
ASSETS

Current assets
Cash and cash equivalents		$11,787	$10,221
Trade accounts receivable, net of allowance for doubtful accounts of $964 and $983 as of December 31, 2011 and 2010 respectively	3	5,840	5,708
Other accounts receivable and prepaid expenses	4	1,264	2,084
Inventory		188	191
Total current assets		19,079	18,204

Deposits with insurance companies and severance pay funds	7	3,069	3,279

Property and equipment	5
Cost		9,845	9,773
Less - accumulated depreciation		8,836	8,824
Property and equipment, net		1,009	949

Other assets
Goodwill, net		8,998	9,112
Other Intangible Assets		2,367	3,357
Total other assets		11,365	12,469
Total assets		34,522	34,901

The accompanying notes are an integral part of the financial statements

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data) (cont)

		December 31,
	Note	2 0 1 1	2 0 1 0

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank credit		$87	$99
Related parties		144	150
Trade payables		1,072	1,685
Other liabilities and accrued expenses	6	8,904	8,110
Deferred revenues		2,403	2,275
Total current liabilities		12,610	12,319

Long-term liabilities
Accrued severance pay	7	4,135	4,297
Long term loan		6	98
Deferred tax liability		639	1,002
		4,780	5,397

Contingent liabilities and commitments	8	-	-

Shareholders’ equity
Cimatron Ltd. Shareholders’ equity:
Share capital:	9
Ordinary shares of NIS 0.10 par value (Authorized - 19,950,000 shares, issued and outstanding - 9,907,948 shares at December 31, 2011 and 9,567,198 at December 31, 2010)		313	304
Additional paid-in capital and other capital surplus		18,999	18,275
Accumulated deficit		(851)	(303)
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments		(267)	(626)
Unrealized gain on other intangible assets and goodwill		98	207
Unrealized gain (loss) on derivative instruments		(277)	154
		18,015	18,011
Treasury stock, at cost; 607,956 shares at December 31, 2011 and 2010		(752)	(752)
Total Cimatron Ltd. shareholders’ equity		17,263	17,259

Non controlling interest		(131)	(74)
Total equity		17,132	17,185

Total liabilities and shareholders’ equity		$34,522	$34,901

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Year ended December 31,
	Note	2 0 1 1	2 0 1 0	2 0 0 9

Revenues:	12a
Products		$18,177	$15,994	$13,191
Maintenance and Services		22,537	20,080	19,766
Total		40,714	36,074	32,957

Cost of revenues	12b
Products		3,769	4,320	4,567
Services		1,614	1,556	1,619
Total		5,383	5,876	6,186

Gross profit		35,331	30,198	26,771

Research and development expenses, net		6,739	6,014	5,736

Selling, general and administrative expenses	12c	24,453	22,053	21,992

Operating income (loss)		4,139	2,131	(957)

Financial income (expenses), net		(195)	97	19
Other expenses		(6)	(6)	(41)

Income (loss) before income taxes		3,938	2,222	(979)

Income taxes	10	(1,327)	(657)	949

Net income (loss) after income taxes		2,611	1,565	(30)

Less: Net loss attributable to the non controlling interest		57	26	44

Net income attributable to Cimatron's shareholders		$2,668	$1,591	$14

Net Income per share (basic and diluted)		$0.29	$0.18	$0.00

Weighted average number of shares outstanding
Basic earnings per share		9,252	9,000	9,156

Diluted earnings per share		9,292	9,000	9,156

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

				Accumulated	Retained
	Non-		Additional	other	earnings			Total
	controlling	Share	paid-in	comprehensive	(accumulated	Treasury	Comprehensive	shareholders’
	interest	capital	capital	income (loss)	deficit)	stock	income (loss)	equity

Balance at December 31, 2008	(4)	304	18,131	65	(1,908)	(389)		16,199

Changes during the year ended December 31, 2009:
Net Income (loss)	(44)				14		(30)	(30)
Investment in treasury stock						(153)		(153)
Unrealized loss on derivative instruments				(81)			(81)	(81)
Foreign currency translation adjustment				91			91	91
Stock option compensation			73					73
Total comprehensive income
Balance at December 31, 2009	$(48)	$304	$18,204	$75	$(1,894)	$(542)	$(20)	$16,099

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

				Accumulated	Retained
	Non-		Additional	other	earnings			Total
	controlling	Share	paid-in	comprehensive	(accumulated	Treasury	Comprehensive	shareholders’
	interest	capital	capital	income (loss)	deficit)	stock	income (loss)	equity

Balance at December 31, 2009	(48)	304	18,204	75	(1,894)	(542)		16,099

Changes during the year ended December 31, 2010:
Net Income (loss)	(26)				1,591		1,565	1,565
Investment in treasury stock						(210)		(210)
Unrealized loss on derivative instruments				(79)			(79)	(79)
Unrealized gain on other intangible assets and goodwill				207			207	207
Foreign currency translation adjustment				(468)			(468)	(468)
Exercise of stock options		-	11					11
Stock option compensation			60					60
Total comprehensive income
Balance at December 31, 2010	(74)	304	18,275	(265)	(303)	(752)	1,225	17,185

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

				Accumulated	Retained
	Non-		Additional	other	earnings			Total
	controlling	Share	paid-in	comprehensive	(accumulated	Treasury	Comprehensive	shareholders’
	interest	capital	capital	income (loss)	deficit)	stock	income (loss)	equity

Balance at December 31, 2010	(74)	304	18,275	(265)	(303)	(752)		17,185

Changes during the year ended December 31, 2011:
Net Income (loss)	(57)				2,668		2,611	2,611
Cash dividend paid					(3,216)			(3,216)
Unrealized loss on derivative instruments				(431)			(431)	(431)
Unrealized gain on other intangible assets and goodwill				(109)			(109)	(109)
Foreign currency translation adjustment				359			359	359
Exercise of stock options		9	724					733
Total comprehensive income
Balance at December 31, 2011	(131)	313	18,999	(446)	(851)	(752)	2,430	17,132

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

CASH FLOWS - OPERATING ACTIVITIES
Net Income (loss)	$2,611	$1,565	$(30)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,376	1,512	1,575
Increase (decrease) in accrued severance pay	(135)	228	138
Loss from sale of property and equipment, net	-	8	-
Stock options compensation	-	60	73
Loss on disposal of closure of sites	-	-	43
Deferred taxes, net	504	406	(984)

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	(222)	(583)	1,854
Decrease (increase) in inventory	(2)	13	(15)
Decrease (increase) in deposits with insurance companies
and severance pay fund	210	(344)	(216)
Increase (decrease) in trade payables, accrued expenses
and other liabilities	228	1,908	(1,164)
Net cash provided by operating activities	4,570	4,773	1,274

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(428)	(384)	(262)
Cash disposal related to closure of sites	-	-	(46)
Net cash used in investing activities	(428)	(384)	(308)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit	(10)	(340)	301
Long-term bank credit	(87)	(98)	(104)
Proceeds from issuance of shares upon exercise of options	733	11	-
Cash dividend paid	(3,216)	-	-
Investment in treasury stock	-	(210)	(153)
Net cash used in (provided by) financing activities	(2,580)	(637)	44

Effect of exchange rate changes on cash	4	(215)	(53)
Net increase in cash and cash equivalents	1,562	3,752	1,010
Cash and cash equivalents at beginning of year	10,221	6,684	5,727
Cash and cash equivalents at end of year	11,787	10,221	6,684
Supplemental information:
Cash paid during the year for income taxes	$755	$80	$92

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

APPENDIX TO STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Appendix B - Non-cash transactions

Purchase of property on credit	$19	$68	$10

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1    -     GENERAL

Cimatron Ltd. (the "Company" or "Cimatron") designs, develops, manufactures, markets and supports a family of CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

NOTE 2    -     SIGNIFICANT ACCOUNTING POLICIES

 The financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

A.	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

B.	Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar (the "dollar").

The dollar is the functional currency of the Company and its subsidiaries in the United States and Canada. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Accounting Standards Codification (“ASC”) 830-10 “Foreign Currency Translation” (“ASC 830-10”) (formerly: Statement of Financial Accounting Standards ("SFAS") No. 52). All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

The financial statements of certain subsidiaries whose functional currency is other than the dollar are translated into dollars in accordance with the principles set forth in ASC 830-10 (formerly: “SFAS No. 52”). Assets and liabilities have been translated at year-end exchange rates; results of operations have been translated at average exchange rates. The translation adjustments have been reported as a separate component of shareholders' equity.

C.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

D.	Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2    -     SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Marketable securities

The Company accounts for its investments in marketable securities in accordance with ASC 320-10, "Accounting for Certain Investments in Debt and Equity Securities" (“ASC 320-10”) (formerly: “SFAS No. 115).

Management determines the appropriate classification of the Company’s investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

Realized gains and losses on sales of investments, as determined on a specific identification basis, were included in the consolidated statement of operations. As of December 31, 2011 the Company had no investment in marketable securities.

F.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, accounts payable and long-term liabilities. In view of their nature, the carrying values of the financial instruments included in working capital of the Company approximate their fair-values.

G.	Concentrations of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, and accounts receivable. The Company’s cash and cash equivalents are invested primarily in deposits with major banks worldwide. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to such investments. The Company’s trade receivables are derived from sales to customers located primarily in the U.S., Europe, Asia and Israel. The allowance for doubtful accounts is provided with respect to all balances deemed doubtful of collection.

H.	Allowance for doubtful accounts

The allowance for doubtful accounts is computed on a specific identification basis for accounts, the collection of which, in management’s estimation, is doubtful.

I.	Inventory

Inventory is presented at the lower of cost or market.  Cost is determined by the “first in, first out” method.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2    -     SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the “straight-line” method, over the estimated useful life of assets, as follows:

Computers and software	3 years
Office furniture and equipment	5- 16.5 years

Leasehold improvements are amortized over the shorter of the life of the relevant lease or the service life of the improvements.

K.	Impairment of long-lived assets, goodwill and other intangible assets

The Company evaluates its long-lived tangible and intangible assets for impairment in accordance with ASC 350-20, “Goodwill and Other Intangible Assets,” and ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is subject to an annual test for impairment. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No write-offs were recorded during 2011, 2010 and 2009.

During 2011, 2010 and 2009, the Company amortized approximately $990,000, $984,000 and $988,000 respectively.

The Company regularly reviews whether facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable. The Company assesses the recoverability of the carrying amount of its long-lived assets based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such asset, in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets” ("ASC 360-10") (formerly: “SFAS No. 144”).

L.	Software development costs

The Company capitalizes software development costs in accordance with ASC 985-20 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("ASC 985-20") (formerly: “SFAS No. 86”). Capitalization of software development costs begins upon the establishment of technological feasibility, and continues up to the time at which the software is available for general release to customers. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of a working model and the point at which a product is ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2    -     SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Acquisition-related intangible assets

The Company accounts for its business combinations in accordance with ASC 805 “Business Combinations” and with ASC 350-20 “Goodwill and Other Intangible Assets” (“ASC 350-20”) (Formerly: “SFAS No. 142”). ASC 805-10 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

Acquisition-related intangible assets result from the Company's acquisitions of businesses accounted for under the purchase method and consist of the value of identifiable intangible assets including developed software products, established workforce and trade names, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization.

N.	Stock-based compensation

The Company applied the provisions of ASC 718-10, “Share-Based Payment” ("ASC 718-10") (formerly: “SFAS No. 123 (Revised)”). ASC 718-10 requires employee share-based equity awards to be accounted for under the fair value method. Accordingly, stock-based compensation is measured at the grant date, based on the fair value of the award.

There were no option grants in 2011 ,2010 and 2009.

O.	Revenue recognition

The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants ("AICPA") ASC 985-605-15, “Software Revenue Recognition”, as amended (formerly: “Statement of Position “SOP” 97-2”).

Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. When software arrangements involve multiple elements the Company allocates revenue to each element based on the relative fair values of the elements. The Company's determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to the price charged when such element is sold separately.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2    -     SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Revenue recognition (Cont.)

Service revenues include consulting services and post-contract customer support and training. Consulting revenues are generally recognized on a time and material basis. Software maintenance agreements provide technical customer support and the right to unspecified upgrades on an if-and-when-available basis. Post-contract customer support revenues are recognized ratably over the term of the support period (generally one year) and training and other service revenues are recognized as the related services are provided. Deferred revenues represent mainly amounts received on account of service agreements.

The Company’s sales are made pursuant to standard purchase orders, containing payment terms averaging between 30 - 120 days. The Company's arrangements do not substantially include any refund provisions nor are payments subject to milestones. In addition, the Company’s arrangements do not substantially contain customer acceptance provisions.

P.	Research and development costs

Research and development costs are expensed as incurred.

Q.	Deferred income taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

The Company evaluates the realizability of the Company's its deferred tax assets for each jurisdiction in which it operates at each reporting date, and establish valuation allowances when it is more likely than not that all or a portion of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that deferred tax assets are not more-likely-than-not realizable, the Company establishes a valuation allowance.

The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the Company believes is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in the Company’s income tax returns and the amount of tax benefits recognized in the Company’s financial statements, represent unrecognized income tax benefits, which the Company either record as a liability or as a reduction of deferred tax assets. The Company's policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2    -     SIGNIFICANT ACCOUNTING POLICIES (cont.)

R.	Net income (loss) per ordinary share

Basic and diluted net income (loss) per share have been computed in accordance with ASC 260-10 “Earning per Share” (formerly: “SFAS No. 128”) using the weighted average number of ordinary shares outstanding during the relevant fiscal year. Basic income (loss) per share excludes any dilutive effect of options and warrants.

S.	Derivative financial instruments

The Company’s primary objective in holding derivative financial instruments is to manage currency market risks. The Company transacts business in various currencies other than the U.S. dollar, primarily the Euro and New Israeli Shekel (the "NIS"). The Company has established balance sheet and forecasted transaction risk management programs to protect against volatility of future cash flows caused by changes in exchange rates. The Company uses currency forward contracts and currency options in these risk management programs. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements.

In accordance with ASC 815-10, "Accounting for Derivative Instruments and Hedging Activities" (formerly: “SFAS No. 133”), as amended, the Company recognizes all derivative instruments as either assets or liabilities on the balance sheet at fair value. Fair values of currency forward contracts and currency options are based on quoted market prices or pricing models using current market rates. The accounting for gains or losses from changes in fair value of a derivative instrument depends on whether it has been designated and qualifies for hedge accounting as well as on the type of hedging relationship.

The criteria for designating a derivative as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching for the derivative instrument to its underlying transaction. Gains and losses on derivatives that are not designated as hedges for accounting purposes are recognized currently in earnings.

The Company's outstanding derivative instruments as of balance sheet dates are included in other receivables and other accrued liabilities.

Currency forward contracts and currency options, which generally expire within 12 months and are used to hedge exposures to variability in expected future foreign-denominated cash flows, are designated as cash flows hedges. For these derivatives, the effective portion of the gain or loss is reported as a component of other comprehensive income in stockholders' equity and is reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, and within the same income statement line item.

The ineffective portion of the gain or loss on the derivative in excess of the cumulative change in the present or future cash flows of the hedged item, if any, is recognized in financial income (expenses) net during the period of change.

The fair value of foreign currency forward contracts and foreign currency options outstanding at December 31, 2011 and 2010 were $(277) and $154, respectively.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2    -     SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Recently issued accounting pronouncements

On June 16, 2011, the FASB issued ASU 2011-05,1 which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 2202 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income (OCI). The ASU does not change the items that must be reported in OCI.

On September 15, 2011, the FASB issued ASU 2011-08,1 which amends the guidance in ASC 350-202 on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, the ASU does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider.

On December 23, 2011, the FASB issued ASU 2011-12, which defers certain provisions of ASU 2011-05. One of ASU 2011-05’s provisions required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). Accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date. The new ASU is in response to constituents' concerns about whether the requirements under ASU 2011-05 for the presentation of reclassification adjustments were operational.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that "an entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements."

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3      -   TRADE ACCOUNTS RECEIVABLE

	December 31,
	2 0 1 1	2 0 1 0

Accounts receivable	6,804	6,691
Less - allowance for doubtful accounts	(964)	(983)
	5,840	5,708

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Allowance for doubtful accounts at beginning of year	$983	$1,404	$1,319
Provision	156	(307)	260
Translation adjustments	(1)	(1)	(1)
Accounts receivable written off	(174)	(113)	(174)
Allowance for doubtful accounts at end of year	964	983	1,404

NOTE 4      -   OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2 0 1 1	2 0 1 0

Prepaid expenses	$312	$257
Deferred tax asset	50	917
Derivative instruments	-	154
Government institutions	704	516
Other	198	240
	$1,264	$2,084

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 5      -   PROPERTY AND EQUIPMENT

	December 31,
	2 0 1 1	2 0 1 0
Cost:
Computers and software	6,819	6,614
Office furniture and equipment	2,297	2,428
Vehicles	143	147
Leasehold improvements	586	584
	9,845	9,773
Accumulated depreciation:
Computers and software	5,975	5,875
Office furniture and equipment	2,165	2,260
Vehicles	131	128
Leasehold improvements	565	561
	8,836	8,824
Property and equipment, net	1,009	949

NOTE 6      -   OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2 0 1 1	2 0 1 0

Employees and related liabilities	$2,569	$2,289
Accrued expenses	1,892	1,969
Accrued royalties	2,967	2,983
Taxes to government institutions	836	506
Derivative instruments	277	-
Deferred tax liability	363	363
	$8,904	$8,110

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7     -   ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES AND SEVERANCE PAY FUNDS)

Until April 30, 2009 the Company's liability for severance pay in Israel was calculated pursuant to Israeli severance pay law based on the most recent salary of an employee multiplied by the number of years of employment as of the balance sheet date. Starting May 1, 2009, and only for employment periods after May 1, 2009, the calculation was changed, based on a certain provision of the Israeli law that allows the Company to recognize the accumulated funds deposited in monthly deposits with severance pay funds and insurance policies as the fulfillment of the Company's liability for severance pay, subject to such monthly deposits being in line with the requirements of said provision of the law. There was no change in the calculation of the Company's liability for severance pay in Israel for employment periods before May 1, 2009.

The Company's liability for all of its employees is funded by monthly deposits with severance pay funds and insurance policies. An accrual is set up for any unfunded amount.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of the policies.

NOTE 8     -   CONTINGENT LIABILITIES AND COMMITMENTS

A.
In consideration of grants by the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (the “Chief Scientist”), the Company is obligated to pay the Chief Scientist, in respect of awarded grants, royalties of 3.5% of sales of products developed with funds provided by the Chief Scientist, until the dollar-linked amount of such royalty payments is equal to 100% (150% for certain grants)of the grant payments received by the Company plus Libor interest rate (the Libor interest rate applies to grants received since January 1999). With respect to funds provided by the Chief Scientist for development projects held until December 31, 2000, the Company received grants in a total amount of $9,500, and paid back to the Chief Scientist royalties in the amount of approximately $6,600. The Company believes that the majority of products that it has sold since January 1, 2005 are not based on technology developed with funds provided by the Chief Scientist and that, accordingly, such sales should not be subject to the payment of royalties to the Chief Scientist. Nevertheless, the Company has accrued royalty expenses in its financial reports for the periods from January 1st, 2005 to March 31st, 2010 in the amount of approximately $3,000, but has not paid any royalties associated with the products mentioned above to the Chief Scientist. The Company's contingent liability to the Chief Scientist in respect of such grants as of December 31, 2011 is approximately $2,000, and the company does not intend to further accrue for royalty expenses in its financial statements, as it believes that the chances for actual payments above the amounts already accrued are remote.

B.	Regarding commitments in respect of the Company's approved enterprises see Note 10.A.

C.
In consideration of grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade (the “Fund”), the Company is obligated to pay the Fund royalties amounting to 3% to 4% of the Company's incremental exports, up to a maximum of 100% of the grants received.

The Company's contingent liability to the Fund as of December 31, 2011 is $558, contingent upon the Company’s incremental exports.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8      -   CONTINGENT LIABILITIES AND COMMITMENTS (cont.)

D.	The Company uses technology in respect of which it is obligated to pay annual royalties to third parties, up to an amount of $1,224, until December 31, 2013.

E.	Lease commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates.

Rent expenses for the years ended December 31, 2011, 2010 and 2009 were approximately $1,194, $1,187, and $1,180, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2011. The minimum payment under these operating leases, that would be due upon the cancellation thereof, amounted to $929 as of December 31, 2011.

Future minimum lease commitments under the Company's operating leases as of December 31, 2011 are as follows:

Year ended December 31,
2012	1,867
2013	1,598
2014	1,637
2015	1,376
2016 and thereafter	1,072
7,550

NOTE 9      -   SHAREHOLDERS’ EQUITY

A.	Share Trading Market

The Company's shares are traded in the United States and are listed on the Nasdaq Capital Market.

B.	Share Option Plans

In April 1998, the Company's Board of Directors adopted a stock option plan (the “1998 Share Option Plan”) pursuant to which 620,000 of the Company's Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The 1998 Share Option Plan is administered by the Company's Board, which designates the optionees and dates of grant thereunder. The exercise price of an option granted under the 1998 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by the Board on the date that the option is granted. Options granted vest over a period determined by the Board, terminate three years after they become exercisable, and are non-assignable except by the laws of descent. The Board has the authority to amend the terms of option grants, provided that any such amendment is not adverse to the best interest of any grantee affected thereby.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9      -   SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

In March 2000, the Board adopted new guidelines for the options to purchase Ordinary Shares reserved for issuance under the 1998 Share Option Plan. Options granted thereunder were henceforth to be exercisable commencing two years after the date of grant at a rate of 50% on the second anniversary of the date of grant and 25% in each of the following two years, subject to the continued employment of each employee/grantee.

In August 2003 the Board approved the grant of options to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers of the Company under the 1998 Share Option Plan. These options became exercisable commencing one year after the date of grant at a rate of 25%-33.3% per year, subject to the continued employment of the officers. No such options were outstanding at December 31, 2011. As of December 31, 2011, no other options were outstanding under the 1998 Share Option Plan. In addition, no shares are reserved for future issuances under that plan, as such reserve has been previously transferred into the 2004 Share Option Plan (as defined below).

In October 2004, the Company's Board of Directors adopted an additional share option plan (the “2004 Share Option Plan”) pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by the Board on the date that an option is granted. An option granted under the 2004 Share Option Plan may be exercised over a 10-year term unless otherwise determined by the Board. A grantee is responsible for all personal tax consequences of a grant and the exercise thereof.

In February 2005, 238,500 options, with an exercise price of $2.20 per share, were granted under the 2004 Share Option Plan to employees of the Company, and in August 2005, the Board of Directors approved the grant of an additional 32,000 options, with an exercise price of $2.00 per share, to a Company employee, under such plan. 21,405 options from such grants were outstanding at December 31, 2011.

In December 2005, our Board of Directors increased the 2004 Share Option Plan share reserve by an additional 250,000 shares.

In May 2006 an additional 189,000 options, with exercise prices of $1.75-$2.00 and with terms of five years, were granted to Company employees under the 2004 Share Option Plan, and in  August 2007, an additional 79,000 options, with an exercise price of $2.78 and with a term of five years, were granted to Company employees under such plan. As of December 31, 2011, 5,000 options from such grants were outstanding.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9      -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

In January 2008, the Company granted an additional 66,000 options, with an exercise price of $2.75 and a term of five years, to Company employees, and in April 2008, an additional 2,000 options, ,also with an exercise price of $2.75 and a term of five years, were granted to a Company employee under the 2004 Share Option Plan. As of December 31, 2011, an aggregate of 31,500  options from such grants were outstanding. Such options become exercisable pursuant to a three (3) year vesting schedule, as follows: (i) thirty-three percent (33%) of the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the options become exercisable at the end of each subsequent six month period over the course of the following two (2) years, subject to the continued employment of each employee/grantee.

In November 2007, the Company's Board of Directors approved the transfer of a pool of 618,500 unallocated options from the 1998 Share Option Plan to the 2004 Share Option Plan for future grants.

The Company intends to grant additional options under the 2004 Share Option Plan to various of its directors, executive officers and employees. At December 31, 2011 options to purchase 641,917  of the Company's Ordinary Shares were available under the 2004 Share Option Plan for grants to directors, officers, employees and consultants of the Company.

A summary of the status of the Company’s stock option plans (both the 1998 Share Option Plan and the 2004 Share Option Plan) as of December 31, 2011, 2010 and 2009, and changes during the years ending on those dates, is presented below:

	Year ended December 31,
	2 0 1 1		2 0 1 0		2 0 0 9
	(in thousands)
	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price
Outstanding at beginning of year	400,655	$2.21	452,656	$2.21	469,156	$2.22
Granted	-	-	-	-	-	-
Exercised	(340,750)	$2.15	(6,500)	$1.75	-	-
Cancelled	-	-	(45,501)	$2.26	(16,500)	$2.32
Outstanding at year end	59,905	$2.56	400,655	$2.21	452,656	$2.21
Options exercisable at year end	59,905	$2.56	392,738	$2.20	404,739	$2.54
Weighted average fair value
of options granted
during the year	-		-		-

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9     -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

The following table summarizes information about stock options outstanding at December 31, 2011:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2011	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2011	Weighted average exercise price
$2.2 - $2.78	59,905	1.78	$2.56	59,905	$2.56

The following table summarizes information about stock options outstanding at December 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2010	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2010	Weighted average exercise price

$1.75 - $2.78	400,655	2.15	$2.21	392,738	$2.20

NOTE 10  -     INCOME TAXES

 A.           The Law for Encouragement of Capital Investments, 1959

Commencing in 1994, the Company’s operations were granted “approved enterprise” status under the Law for Encouragement of Capital Investments, 1959 (the "Investment Law"). Reduced tax rates applied to the Company’s income from the approved enterprise (which was determined based upon the increase in the Company’s revenue during the first year of its having the above-mentioned status as compared to the year before).

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10  -     INCOME TAXES (Cont.)

 A.           The Law for Encouragement of Capital Investments, 1959 (Cont.)

In the event of a distribution of cash dividends to shareholders of earnings subject to the approved enterprise exemption, the Company will be liable for tax at a rate of 25% on such earnings. The Company has not provided deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors have determined not to make any distribution that may result in a tax liability for the Company. Accordingly, such earnings have been considered to be permanently reinvested. The tax-exempt earnings may be distributed to shareholders without subjecting the Company to taxes only upon a complete liquidation of the Company.

On May 12, 2011 and August 4, 2011, the Company declared special cash dividends of NIS 0.45 and NIS 0.80, respectively (approximately $0.12 and $0.22, based on the exchange rate published by the Bank of Israel as of the payment dates), which were payable on June 20, 2011 and September 12, 2011 to shareholders of record as of May 31, 2011 and August 24, 2011, respectively. The company believes that these distributions were not made out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise.

On April 1, 2005, a significant amendment to the Investment Law became effective. Despite the amendment, any terms and benefits included in any certificate of approval that was granted before the amendment came into effect will remain subject to the provisions of the Investment Law, as in effect on the date of such approval. Pursuant to the amendment, the Investment Center will continue to grant approved enterprise status to qualifying investments. The amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an approved enterprise, such as provisions generally requiring that at least 25% of an approved enterprise’s income will be derived from export.

In January 6, 2011 an amendment to the Investment Law was published. The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward.  A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all limited partners of which are companies incorporated in Israel, but not all of them are governmental entities, which, in the case of the company and companies referenced in clauses (i) and (ii)(b), have, among other things, Preferred Enterprise status and are controlled and managed from Israel.  Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013-2014 and to 12% and 6% in 2015 and thereafter, respectively.  Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1    -     INCOME TAXES (Cont.)

A.	The Law for Encouragement of Capital Investments, 1959 (Cont.)

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that: (i)terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should be made by way of an application to the Israeli Tax Authority by June 30, 2011 and may not be withdrawn); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met.  However, a company that has such an Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011.

As the Company is no longer eligible for any benefits under its previous Approved Enterprises, in early May 2011 the Company informed the Israeli Tax Authority that it opted to be subject to the provisions of the Investment Law under the 2011 Amendment, effective as of January 1, 2011.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10  -     INCOME TAXES (cont.)

B.	Current income taxes.

The Company's current income tax liability in 2011, 2010 and 2009, based on its income in such years, is presented in the following table:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Income (loss) before taxes on income:
Domestic (Israel)	$646	$127	$(2,075)
Foreign	3,292	2,095	1,096
	3,938	2,222	(979)
Income (loss) on taxes:
Deferred taxes	(504)	(347)	984
Current taxes	(823)	(310)	(35)
	$(1,327)	$(657)	$949

C.	Deferred income taxes

The corporate tax rate in Israel is as follows: 2008 - 27%, 2009 - 26%, 2010 - 25%, 2011 - 24%.

In July 23, 2009 the Israeli Parliament (Knesset) passed the Economic Efficiency Law (Legislative Amendments for implementation of the economic plan for 2009 and 2010) of 2009 which defines, inter alia, further gradual reductions of corporate tax rates and real capital gains tax, in Israel, starting in 2011, to the following rates: 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20% and in 2016 and onwards - 18%. Such tax reductions have no significant impact on the Company's financial statements.

On September 26, 2011 the Social-Economic Reform Committee headed by Professor Manuel Trajtenberg published a report with its recommendations. Consequently, on  December 6, 2011, the Law for Change in the Tax Burden (Legislative Amendments), based on the recommendations in the Tax Section of that report, was published, after being approved in a third reading in the Knesset.

The main changes of the new law regarding corporate income taxes are as follows:

1.	Cancellation of the planned gradual reduction of income taxes and corporate income taxes commencing in 2012.
2.	Increase of the corporate income tax rate to 25% in 2012.
3.	Increase of the capital gains tax rate to 25%.

Such tax rate changes have no significant impact on the Company's financial statements.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10  -     INCOME TAXES (cont.)

C.	Deferred income taxes (Cont.)

Significant components of the deferred tax assets and liabilities of the Company and its subsidiaries are as follows.

	December 31,
	2 0 1 1	2 0 1 0

Deferred tax assets:
Loss carryforwards	$1,521	$2,592
Other reserve and allowances	49	35
Total deferred tax assets	1,570	2,627
Valuation allowance	(1,520)	(1,710)
	$50	$917
Deferred tax liabilities:
Intangible assets	$(1,002)	$(1,365)
Total deferred tax liabilities	(1,002)	(1,365)
Total deferred tax assets (liabilities), net	$(952)	$(448)

The Company has provided valuation allowances in respect of deferred tax assets mainly resulting from net operating loss carry forwards in Israel. Management currently believes that it is more likely than not that those deferred tax assets will not be utilized in the foreseeable future.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10  -     INCOME TAXES (cont.)

D.
Under the Income Tax Law (Adjustments for Inflation) 1985, income for tax purposes was measured in terms of earnings in NIS, adjusted for the changes in the Israeli Consumer Price Index (the "CPI"), until tax year 2007. Such adjustments for inflation were not in effect starting tax year 2008.  The following table presents a reconciliation of the Company's income taxes calculated at the statutory tax rate in Israel to the actual income tax reported in the Company's financial statements:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Income (loss) before income taxes as reported
in the consolidated statements of operations	$3,938	$2,222	$(979)

Income taxes under statutory tax rate	1,257	907	(180)

Increase (decrease) in taxes:

Decrease in valuation allowance	(190)	(240)	(850)
Increase in taxes resulting from permanent differences and non deductible expenses	204	307	137
Tax in respect of prior years	-	(243)	-
Differences in taxes arising from differences between Israeli currency income and dollar income, net *	56	(67)	(87)
Other	-	(7)	31
Income taxes in the statements
of operations	$1,327	$657	$(949)

*
Differences between Israeli currency income and dollar income are based on changes in the Israeli CPI (the basis for computation of taxable income in Israel) and the exchange rate of Israeli currency relative to the dollar.

The following reconciliation summarizes the Company's total gross unrecognized tax benefits:

Year ended
December 31,
2 0 1 1

Balance at January 1, 2011	$367
Gross change tax positions of current period	325
Gross change for tax positions of prior year	(148)
Balance at December 31, 2011	$544

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10  -     INCOME TAXES (cont.)

E.	Tax assessments

The Company has been issued final tax assessments by the Israeli income tax authorities through the tax year ended December 31, 2006.
The Company's subsidiary in Germany has been issued final assessments by the German tax authorities through the tax year ended December 31, 2007.
The Company's subsidiary in Italy has been issued final assessments by the Italian tax authorities through the tax year ended December 31, 2007.

NOTE 11 -      TRANSACTIONS WITH RELATED PARTIES

A.
In February 2002, Koonras Technologies Ltd., a subsidiary of Polar Investments Ltd. (“Koonras”) and DBSI Investments Ltd. (“DBSI”) consummated a transaction with Zeevi Computers and Technology Ltd. (“ZCT”), whereby they acquired all of the Ordinary Shares of the Company previously held by ZCT. Following the consummation of the sale of 1,700,000 Ordinary Shares from Koonras to DBSI on June 24, 2008, and the related approval by Cimatron's shareholders at such time, DBSI alone will continue to provide to the Company all of the management services that were previously provided to the Company by Koonras and DBSI, and will receive the entire annual management fee.

B.
The following transactions between the Company, on the one hand, and Koonras and/or DBSI (significant shareholders of the Company), on the other hand, are reflected in the Company's financial statements:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Management fees	$520	$489	$452

C.
Prior to the Company’s merger with Gibbs System Inc. (Gibbs), Gibbs leased office space in Moonpark, California from a limited liability corporation controlled by Mr. William F. Gibbs. In connection with the merger in 2008, the lease was assigned to the Company, as a result of which the Company leases the space from that limited liability corporation.  At the time of the assignment of the lease, the Company entered into an amendment to the original terms of the lease, pursuant to which the expiration date for the term of the lease was brought forward from 2020 to December 31, 2012, with an option for the Company to extend the lease for an additional five years. Also, as a result of the lease amendment, the rent that the Company is obligated to pay during the initial term of the lease is $24,710 per month (in lieu of $22,464 per month).

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -      SELECTED STATEMENTS OF OPERATIONS DATA

A.	Revenues

A breakdown of the Company's revenues by geographical region and based upon distribution of the Company's products by major distributors is provided below for the years 2011, 2010 and 2009:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Revenue by geographical region:
Israel	$979	$977	$954
Germany	9,860	8,300	8,232
Italy	6,797	6,473	7,204
Rest of Europe	3,438	2,978	2,358
Far East	6,050	5,729	4,790
USA	11,187	9,172	7,914
Rest of North America	1,659	1,743	1,105
Others	744	702	400
	$40,714	$36,074	$32,957
Revenue through major distributors, as a percentage of total revenues:

Distributor (A)	4%	4%	4%

B.	Cost of revenues

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Hardware and software	$3,073	$3,505	$3,488
Salaries and employee benefits	1,084	1,118	1,052
Amortization of capitalized software development cost	-	39	39
Royalties to the Chief Scientist	-	89	347
Amortization of other intangible assets	588	588	588
Depreciation	9	9	11
Other	632	522	676
	5,386	5,870	6,201
Decrease (increase) in inventory	(3)	6	(15)
	$5,383	$5,876	$6,186

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -      SELECTED STATEMENTS OF OPERATIONS DATA (cont.)

C.	Selling, general and administrative expenses

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Marketing costs	$1,167	$1,019	$1,190
Selling expenses	18,135	16,378	15,904
General and administrative expenses	4,535	3,970	4,156
Amortization of other intangible assets	392	396	395
Depreciation	224	290	347
	$24,453	$22,053	$21,992

INDEPENDENT AUDITORS’ REPORT

Board of Directors
Cimatron Gibbs, LLC
Moorpark, California

We have audited the accompanying balance sheet of Cimatron Gibbs, LLC (the Company), a California Limited Liability Company, as of December 31, 2011 and 2010, and the related statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron Gibbs, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Pasadena, California
February 7, 2012